Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Nuvation Bio Inc.:

We consent to the use of our report dated November 12, 2020, with respect to the consolidated balance sheets of Nuvation Bio Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, changes in redeemable series A convertible preferred stock and stockholders’ deficit, and cash flows for the year ended December 31, 2019 and the period March 20, 2018 (inception) to December 31, 2018, and the related notes, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Short Hills, New Jersey

November 12, 2020